SOLE ELITE GROUP LIMITED

Certificate No.: No. of Shares: Date of Issue:

Name & Address of Shareholder:

Share Certificate

of

SOLE ELITE GROUP LIMITED

Incorporated in the Cayman Islands

Authorised Capital: USD105,000.00 divided into (i) 100,000,000 ordinary shares of US$0.001 par value each and (ii) 5,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 2.3 of the Articles of Association of the Company

This is to certify that the undermentioned person is the registered holder of the shares specified hereunder in the above named Company, subject to the Memorandum and Articles of Association of the above named Company.

Name & Address of the Shareholder:					
Certificate No.:		No. of Shares:		Date of Issue:	

Given under the common seal of the said Company on the date stated above.

Director / Officer

NO TRANSFER OF ANY OF THE ABOVE SHARES CAN BE REGISTERED UNLESS ACCOMPANIED BY THIS CERTIFICATE